



07026885

SERVICE ACTIONNAIRES 2007 SEP 25 A 5:37

75, QUAI D'ORSAY
75321 PARIS CEDEX 07
☎ : 01 40 62 55 55
Fax : 01 40 62 54 65
N° vert : 0 800 16 61 79
http://www.airliquide.com
e-mail : actionnaires@airliquide.com

Mr. Elliot STAFFIN
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549

By DHL

RE: L'Air Liquide S.A. (SEC File No. 82-5224)
Rule 12g3-2(b) Exemption

SUPPL

Ladies and Gentlemen:

We make reference to Paragraph II of our letter to the Securities and Exchange Commission dated August 8, 2006.

In accordance with Subparagraph (1)(iv) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

- Press release between August 29 to September 18
- 4 Euronext Paris Notices between August 3 to September 4
- 3 Disclosure of share buy-back to September 5 and 13
- 2 déclarations des opérations réalisées sur les titres de la Société

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33 1 40 62 52 63. Correspondence by facsimile may be directed to the undersigned at 33 1 40 62 54 65.

Very truly yours,

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

L'AIR LIQUIDE S.A.

By: ________________________ Paris September 19, 2007
Name: Bruno de La Villarmois
Title: Relation Place

Encl.

9/25

Paris, September 18th, 2007

Air Liquide Welding: new investments to sustain growth in the energy markets

Contacts :

Corporate Communication
Dominique Maire
+33 (0)1 40 62 53 56
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Air Liquide Welding, Communication
Georges Roure
+33 1 34 21 32 74

Based on positive perspectives for the future development of welding technology in Europe, the Middle East and Asia, **the Air Liquide Welding Group has decided to further invest in the Cittadella (Italy, Province of Padua) and Eisenberg (Germany, Palatinate) production sites.**

Welding technology today is strongly driven by the **energy markets** that use a **great number of welded metallic structures**: oil rigs and platforms in offshore and onshore activities, pipelines for oil and gas transportation, reactors and columns in oil, hydro or wind turbines.... These structures are submitted to very demanding conditions (marine corrosion, climatic hazards, high pressure and temperature ....) and the construction of all these structures **requires high quality welding gas and consumables.**

Since mid 2007 the capacity of **the flux cored wire facility in Cittadella** has been increased by +20%. In Eisenberg, beginning January 2008, the **production capacity of the submerged arc flux plant** will be increased by +65%; **the total amount of these investments is around €5 million.**

Jean-Claude Buono, Senior Executive Vice-President of the Air Liquide Group and Chairman of Air Liquide Welding, stated: ***"These investments will allow us to better serve our customers especially in the fast growing and highly demanding energy markets. With these increases in capacity we are confident that Air Liquide Welding will continue to significantly improve its results".***

Air Liquide Welding

With **sales in 2006 of € 580 million** and **3,000 employees** all around the world, the Air Liquide Welding group is a **leading player in the development of welding and cutting technologies**, offering the most complete range of related equipment, consumables and services on the market, through internationally well known brands. With its Technical Centre for Welding Applications (CTAS), acknowledged as the largest private welding research center in the world, Air Liquide Welding pursues **continuous innovation**, constantly striving to improve the performance, productivity, safety and comfort of operators.

*With more than **38,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced technologies and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**. The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*



Paris, 3 September 2007

Hydrogen for clean fuel: Air Liquide starts up a new production unit in Italy

Contacts

Corporate Communication
Dominique Maire
+33 (0)1 40 62 53 56
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Communication Air Liquide Italy
Sabine Robert
+39 (0)2 402 63 62

Most hydrogen is used in **hydro conversion* and in fuel desulphurization** processes to produce **gasoline and diesel with lower sulphur content**. The hydrogen supplied by Air Liquide to refineries around the world enabled refineries to reduce **sulphur oxide** (SOx) **emissions** by approximately **700,000 tonnes** in 2006, which is more than the total SOx emitted by a country like France in one year.

Over the past six years, Air Liquide has made plans to build 16 new large hydrogen production units worldwide and the Group has recently started up operations at its new production unit in Priolo Gargallo, Italy. This new unit, located within Erg Med's refinery (ERG Group), has a capacity of 30,000 Nm^3/hour and is scheduled to produce **over 220 million m^3 of pure hydrogen annually.** It will supply hydrogen for the next **15 years** to two refineries in Italy's Augusta-Priolo petrochemicals district: **Erg Med's** refinery and **ExxonMobil's** (Esso Italiana's) refinery. The hydrogen will be used in the hydroconversion plant to reduce the amount of sulphur in the gasoline and diesel produced at these refineries. Air Liquide has invested approximately **€45 million** in this new unit.

Pierre Dufour, Executive Vice President in charge of the Large Industries World Business Line at Air Liquide, commented, ***"We are delighted to see this project come to fruition. Our hydrogen will allow our customers' processes to run more efficiently, and help them live up to their environmental responsibilities. It is a shining example of Air Liquide's commitment to sustainable development."***

Air Liquide and Hydrogen

Air Liquide is **one of the world's largest hydrogen producers.** The Group's **hydrogen revenue** totaled **€830 million in 2006,** and is expected to grow to **€1 billion by 2008.**

** Hydro conversion consists of transforming, using hydrogen, long and unsaturated hydrocarbon molecules in shorter and saturated molecules which are more adapted to gasoline and diesel.*

*With more than **38,000 employees in 72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...)** and **many other gases including hydrogen.** The Group contributes to the manufacturing of many **everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*



Paris, August 29, 2007

Further investments for Air Liquide Electronics in Asia

Asia is one of Air Liquide's Electronics key growth drivers, with 80% of the upcoming Fabs being commissioned in this region and 100% of the flat panel manufacturing industry.

Since the beginning of the year, Air Liquide Electronics has achieved several major successes in China, Vietnam and Singapore, for a total investment of € 50 million.

In **China**, Air Liquide has signed a 15 year contract with **SMIC (Semiconductor Manufacturing International Corporation**, the largest and most advanced foundry in China) to supply on-site bulk carrier gases to their future Fab in the Wuhan East Lake high tech development zone. The project is mainly sponsored by the Wuhan Government.

In **Singapore**, Singapore Oxygen Air Liquide Pte Ltd (SOXAL) will provide another Total Gas and Chemical Management (TGCM) operations, starting this September 2007, for the new 300-mm fab of the world first silicon-on-insulator (SOI) manufacturer **Soitec**, located at Pasir Wafer Fab Park, on the eastern part of the island. SOXAL will also supply a new leading American manufacturer of memory devices in 2008 with a complete range of carrier gases, including ultra-pure nitrogen, oxygen, argon, helium and hydrogen.

In **Vietnam**, in 2009, Air Liquide Electronics will also supply carrier gases to a new backend facility of one of the world's leading semiconductor manufacturer in the southern region. Vietnam is emerging as a new location for semiconductors investments.

Christophe Fontaine, Vice-President Electronics, Air Liquide Group, declared: ***"We are very proud to provide and support our customers on a worldwide basis thanks to the diversity and the coverage of our offer. These latest successes have allowed Air Liquide to strengthen its leadership in this region and to increase our geographical presence in Asia."***

SMIC (NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing service at 0.35m to 90nm and finer line technologies. Headquartered in Shanghai, China, SMIC operates three 200mm fabs in Shanghai and one in Tianjin, and one 300mm fab in Beijing – the first of its kind in mainland China. SMIC has customer service and marketing offices in the U.S., Italy, and Japan, as well as a representative office in Hong Kong.

Contacts :

Corporate Communication
Dominique Maire
+33 (0)1 40 62 53 56
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Air Liquide Electronics
Caroline La
+ 886 2 8773 3318 ext.73

Air Liquide Electronics

With **3,000 employees** and **€ 864 million** annual sales in 2006, Air Liquide Electronics has activities in **ultra-pure** and **specialty gases, new molecules, related equipment** and **customized services.**
The Electronics division management is based in Tokyo to enhance its proximity to the booming semiconductor market in Asia.

NOTICES



CORPORATE EVENT NOTICE:	Augmentation du nombre d'actions en circulation
	L'AIR LIQUIDE
PLACE:	Paris
AVIS N° :	PAR_20070904_8833_EUR
DATE:	04/09/2007
MARCHÉ:	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 26931 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Eurolist by Euronext à partir du 06/09/2007.

Ancien nombre de titres en circulation:	242012947
Nombre de titres à admettre:	26931
Nouveau nombre de titres en circulation:	242039878
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE:	Increase of the number of outstanding shares
	L'AIR LIQUIDE
LOCATION:	Paris
NOTICE:	PAR_20070904_8833_EUR
DATE:	04/09/2007
MARKET:	Eurolist by Euronext

Increase of the number of outstanding shares

26931 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed

NOTICES


NYSE Euronext

CORPORATE EVENT NOTICE:	Augmentation du nombre d'actions en circulation
	L'AIR LIQUIDE
PLACE:	Paris
AVIS N° :	PAR_20070823_8747_EUR
DATE:	23/08/2007
MARCHÉ:	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 43345 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Eurolist by Euronext à partir du 27/08/2007.

Ancien nombre de titres en circulation:	241969602
Nombre de titres à admettre:	43345
Nouveau nombre de titres en circulation:	242012947
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE:	Increase of the number of outstanding shares
	L'AIR LIQUIDE
LOCATION:	Paris
NOTICE:	PAR_20070823_8747_EUR
DATE:	23/08/2007
MARKET:	Eurolist by Euronext

Increase of the number of outstanding shares

43345 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed

NOTICES



CORPORATE EVENT NOTICE: Augmentation du nombre d'actions en circulation

L'AIR LIQUIDE

PLACE: Paris

AVIS N° : PAR_20070809_8663_EUR

DATE: 09/08/2007

MARCHÉ: Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 15014 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Eurolist by Euronext à partir du 13/08/2007.

Ancien nombre de titres en circulation:	241954588
Nombre de titres à admettre:	15014
Nouveau nombre de titres en circulation:	241969602
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE: Increase of the number of outstanding shares

L'AIR LIQUIDE

LOCATION: Paris

NOTICE: PAR_20070809_8663_EUR

DATE: 09/08/2007

MARKET: Eurolist by Euronext

Increase of the number of outstanding shares

15014 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed

NOTICES

NYSE Euronext

CORPORATE EVENT NOTICE:	Augmentation du nombre d'actions en circulation
	L'AIR LIQUIDE
PLACE:	Paris
AVIS N° :	PAR_20070803_8597_EUR
DATE:	03/08/2007
MARCHÉ:	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 25712 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Eurolist by Euronext à partir du 07/08/2007.

Ancien nombre de titres en circulation:	241928876
Nombre de titres à admettre:	25712
Nouveau nombre de titres en circulation:	241954588
Origine:	Augmentation de capital à la suite de levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE:	Increase of the number of outstanding shares
	L'AIR LIQUIDE
LOCATION:	Paris
NOTICE:	PAR_20070803_8597_EUR
DATE:	03/08/2007
MARKET:	Eurolist by Euronext

Increase of the number of outstanding shares

25712 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed

FILE NO. 82-5224



AIR LIQUIDE

information

Paris, September 13th, 2007

Disclosure of share buy-back transactions made by Air Liquide on its own shares between September 5 to September 12, 2007

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
5 September	70,000	90,93 €	6,365,030 €
6 September	57,400	90,32 €	5,184,374 €
7 September	81,100	88,96 €	7,214,648 €
12 September	25,000	88,87 €	2,221,700 €
Total period	**233,500**	**89,88 €**	**20,985,752 €**

*With nearly **37,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services, The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen,** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels,,,*

*Air Liquide is committed to **sustainable development** and helps to **protect life**, Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**, Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**, Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%, Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073),*

For further information, please contact:

Shareholder Services		***Investor Relations***	
Bernard Giroux	***☎ + 33 (0)1 40 62 54 42***	***Virginia JEANSON***	***☎ + 33 (0)1 40 62 57 50***

www.airliquide.com

FILE NO. 82-5224



AIR LIQUIDE

information

Paris, September 5th, 2007

Disclosure of share buy-back transactions made by Air Liquide on its own shares between August 21 to September 4, 2007

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
28 August	65,000	90,73 €	5,897,580 €
29 August	35,000	90,69 €	3,174,290 €
31 August	54,371	92,99 €	5,055,959 €
3 September	42,500	92,65 €	3,937,706 €
4 September	35,000	91,97 €	3,218,835 €
Total period	**231,871**	**91,79 €**	**21,284,370 €**

*With nearly **37,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services, The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**, The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels,,,*

*Air Liquide is committed to **sustainable development** and helps to **protect life**, Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**, Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**, Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%, Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073),*

For further information, please contact:

Shareholder Services		*Investor Relations*	
Bernard Giroux	***☎ + 33 (0)1 40 62 54 42***	***Virginia JEANSON***	***☎ + 33 (0)1 40 62 57 50***

www,airliquide,com

FILE NO. 82-5224



information

Paris, September 18th, 2007

Share buy-back

Air Liquide has decided to engage a financial institution to assist the Group in implementing part of its share buy-back program, which was approved at the AGM on May 9, 2007.

Within the terms of the contract, signed on September 17, 2007, it has been agreed that the financial institution undertakes to acquire Air Liquide shares on a regular and independent basis, up to 2 million shares between September 18 and December 21, 2007, subject to not exceeding the maximum price authorized in the resolution and as approved at the AGM. The financial institution is obliged to sell the purchased shares to Air Liquide which is required to buy them. These purchases will be settled and delivered monthly.

****

*With nearly **37,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services, The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen,** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels,,,*

*Air Liquide is committed to **sustainable development** and helps to **protect life**, Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**, Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**, Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%, Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073),*

For further information, please contact:

Shareholder Services
Bernard Giroux ☎ **+ 33 (0)1 40 62 54 42**

Investor Relations
Virginia JEANSON ☎ **+ 33 (0)1 40 62 57 50**

www,airliquide,com

DÉCLARATION DES OPÉRATIONS RÉALISÉES SUR LES TITRES DE LA SOCIÉTÉ
1. L'AIR LIQUIDE S.A.
2. IDENTIFICATION DU DÉCLARANT BUONO Jean-Claude Directeur Général Délégué
3. DESCRIPTION DE L'INSTRUMENT FINANCIER Actions .... ☒ Autres types d'instruments financiers ...... ☐
4. NATURE DE L'OPÉRATION Acquisition .... ☐ Cession .... ☒ Souscription .... ☐ Échange .... ☐
5. DATE DE L'OPÉRATION 04/09/2007
6. LIEU DE L'OPÉRATION : EURONEXT PARIS
7. PRIX UNITAIRE 91,40 €
8. MONTANT DE L'OPÉRATION 182.800,00 €

Coordonnées du déclarant ou de son représentant : Service Actionnaires de L'AIR LIQUIDE

Adresse : 75 Quai d'Orsay – 75007 PARIS

Téléphone : 0.800.16.61.79

Fax :01 40 62 54 65

DÉCLARATION DES OPÉRATIONS RÉALISÉES SUR LES TITRES DE LA SOCIÉTÉ
1. L'AIR LIQUIDE S.A.
2. IDENTIFICATION DU DÉCLARANT BUONO Jean-Claude Directeur Général Délégué
3. DESCRIPTION DE L'INSTRUMENT FINANCIER Actions .... ☐ Autres types d'instruments financiers ...... ☒
4. NATURE DE L'OPÉRATION Acquisition .... ☐ Cession .... ☐ Souscription .... ☒ Échange .... ☐
5. DATE DE L'OPÉRATION 03/09/2007
6. LIEU DE L'OPÉRATION : EURONEXT PARIS
7. PRIX UNITAIRE 49,40 €
8. MONTANT DE L'OPÉRATION 98.800,00 €

Coordonnées du déclarant ou de son représentant : Service Actionnaires de L'AIR LIQUIDE

Adresse : 75 Quai d'Orsay – 75007 PARIS

Téléphone : 0.800.16.61.79

Fax :01 40 62 54 65

FILE NO. 82-5224

END